FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2009

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated June 1, 2009 in which Excel Maritime Carriers Ltd. announces filing of recast financial information resulting from adoption of new accounting principles.

Exhibit 1

Excel Maritime Announces Filing of Recast Financial Information Resulting From Adoption of New Accounting Principles

ATHENS, GREECE – June 1, 2009 -- Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that it has filed a Report on Form 6-K (the “Form 6-K”) containing its consolidated financial statements and related information and data as of and for the year ended December 31, 2008, that have been adjusted to reflect its adoption of Statement of Financial Accounting Standards No. 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No.51” and FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, as well as the change in the method of accounting for dry docking and special survey costs from the deferral method to the direct expense method discussed in the notes to the consolidated financial statements included in the Form 6-K. The Form 6-K provides retrospective information to show the effect of the changes in accounting principles that the Company implemented effective January 1, 2009 to the financials appearing in the Company's annual report on Form 20-F for the year ended December 31, 2008 filed on May 1, 2009, which includes financial statements for the fiscal years 2006, 2007 and 2008.

The consolidated financial statements contained in the Form 6-K are audited, and supersede the consolidated financial statements included in the Company’s Annual Report on Form 20-F filed on May 1, 2009. Except to the extent relating to the updating of the Company’s consolidated financial statements and other financial information described above, the consolidated financial statements and other disclosures in the Form 6-K do not reflect any changes from that included in the Company’s Annual Report on Form 20-F filed on May 1, 2009 (except Note 19(g) and (h)).

ABOUT EXCEL MARITIME CARRIERS LTD

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels and, together with 7 Panamax vessels under bareboat charters, operates 47 vessels (5 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 5 Handymax vessels) with a total carrying capacity of approximately 3.9 million DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Eleftherios Papatrifon

Chief Financial Officer

c/o Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

       www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: June 1, 2009

By:

/s/ Eleftherios Papatrifon

Eleftherios Papatrifon

Chief Financial Officer